Exhibit 14.1





STRATEGIC ENERGY FUND
1ST QUARTER REPORT 2004
FOR THE PERIOD ENDING MARCH 31, 2004.

COMMENTARY

The net asset value of the portfolio rebounded during the first quarter of 2004 after a slight decline during the final two quarters of 2003. From a starting net unit value of $9.66 per unit on December 31, 2003, the Fund units rose to $10.59 at March 31, 2004. One year ago, on March 31, 2003, the Fund's net asset value was $8.97 per unit. That represents a one-year appreciation of more than 18 per cent, before taking into account the effect of the Fund's monthly distributions.

In the first quarter of 2004, the Fund made three regular monthly distributions of $0.0175 per unit. Based on the closing price of $9.55 per unit on the Toronto Stock Exchange on March 31, 2004, this represents an annualized trailing yield of 2.2%.

Strong commodity prices continue to support the value of Canadian oil and gas companies. The aftermath of the late-March Federal budget resulted in a number of acquisitions in the sector. The prices of the acquired firms offered few "bargains" which further supports valuations of all companies in the sector.


PORTFOLIO ACTIVITY

The Fund provides retail investors with a unique investment opportunity - the ability to invest in the Canadian energy sector, both in early stage energy companies and established companies, as well as special energy issuers.

It was a very active quarter for the Fund. New positions were established in five oil and gas exploration companies and one privately held trust. Two of the Fund's private holdings are now publicly traded. Other holdings made major acquisitions, and plans to take their operations public. One holding was acquired by a larger company.

Duvernay Oil (TSX: DDV) completed its initial public offering (IPO) in early February, issuing 5,000,000 common shares at $10.50 for gross proceeds of $52.5 million. The Fund acquired its position in Duvernay when Segue Energy Corp., which the Fund held, was acquired by Duvernay in July 2003. Duvernay was founded by Mike Rose, who founded and built Berkley Exploration. The value of the Fund's holdings rose substantially in the quarter, as Duvernay's offering was very well received by the market. From an initial average cost of $8.40, the Duvernay shares are valued at $10.90 at March 31, 2004, a 29.8 per cent appreciation

C1 Energy (TSX: CTT) also moved from a private to public holding in the first quarter. C1 was formed when Navigo Energy converted to a royalty trust. C1 retained the exploration and development properties. At December 31, 2003 C1 had only received conditional approval to trade on the Toronto Stock Exchange, and was listed as a private company in the December 31 report of the Fund. It now trades on the TSX.

OPTI Canada announced plans to make a public offering just past the quarter end on April 7. The company offered a total of 13.7 million common shares at a price of $22 per share for a total offering of $300 million. The net proceeds will be used to fund OPTI's 50 per cent share of the capital costs of the Long Lake Project in the Athabasca oil sands and other oil sands activities. The Fund added to its position to OPTI in the first quarter.

Lightning Energy also announced plans to convert to a publicly traded company on March 30 as part of its announced purchase of Brooklyn Energy Corporation. The operations of Lightning and Brooklyn will be combined under the management of Lightning President and CEO Ken Woolner. Woolner previously grew Velvet Exploration from a $40 million company in 1997 to its sale in 2001 for approximately $432 million. The transaction still requires investor and regulatory approvals, which is why Lightning is still listed as a private security in the Fund's investment portfolio.

The Fund's position in Kensington Energy (TSX: KNN) resulted from Kensington's purchase of privately owned Revolution Energy in the first quarter at a total price of $1.75 per share. Of this amount, 52 per cent was received in cash, 48 per cent in Kensington shares. The Fund's initial investment in Revolution was in June 2002 at $1.15 per share. The transaction resulted in a realized capital gain of $540,002.

The Fund's new holdings include two private oil and gas companies, three public companies and one private trust.

BlackRock Ventures (TSX: BVI) is the largest position of the public companies added to the portfolio in the quarter. The management team has been in place since April 1999, joining BlackRock after holding senior positions at Koch Exploration Canada.

Grand Banks Energy (TSX-V: GBE) re-organized in January 2004, with Ted McFeely assuming the President and Chief Executive Officer roles. McFeeley has more than 22 years experience in the energy business.

The Fund also established a position in Yangarra Resources in late March. Yangarra is 45 per cent owned by the management team. Key managers Jim Evaskevich and Jake Pronk grew the production of Glacier Ridge Resources from 100 barrels of oil equivalent per day to 1,200 in the two years prior to its sale to High Point Resources.

Newpact Energy is a private oil and gas company founded by the former management team of Epact Exploration Ltd. Epact was purchased by Paramount Energy Trust in November 2003, at a five-fold increase in value over four years. Newpact holds a number of oil and gas properties in southern Alberta.

Timing Energy is another new, private holding. Timing is led by President and CEO John E. Thompson, who was President and COO of Cougar Hydrocarbons. From December 2001 to its September 2003 sale to StarPoint Energy, Cougar Hydrocarbons production rose 317 per cent, and shareholder value rose 185 per cent.

Ferus Gas Industries Trust is a private trust. Its operations involve providing liquefied gases (carbon dioxide and nitrogen) to the energy and food processing industries.

Shareholders of Wireless Networks Inc. approved the acquisition of its company's operations by Spry Energy in early March. The Fund had purchased 23,750,000 shares of Wireless Networks in anticipation of the approval of that transaction. Spry's senior managers were involved in the creation and management of Progress Energy.

The Fund eliminated its position in TriQuest Energy in the quarter. The Fund's positions in oil and gas royalty trusts also grew in the first quarter. New positions were established in Baytex Energy Trust, Paramount Energy Trust and Ultima Energy Trust, while holdings in Enerplus Resources Fund and Trinidad Energy Services Trust were eliminated.


CRUDE OIL

Economic growth and tight OPEC controls continued to support strong oil prices through the first quarter of 2004.

Demand has been driven by the improving global economy. China and India, in particular, are accounting for a significant part of the rising demand. To fuel its needs, China's imports of oil continue to grow, resulting in a re-alignment of the trading patterns. China is also planning to build up a strategic petroleum reserve. With strong Asian demand, competition has driven tanker rates higher. The spread between the U.S. benchmark WTI intermediate crude and the OPEC sample of seven crudes continues to grow.

The WTI price averaged US$35.18 in the first quarter of 2004, above the price of $31.23 in the fourth quarter of 2003 and $34.01 in the first quarter of 2003. Canadian prices declined compared to the first quarter of 2003, primarily due to a rise in the relative value of the Canadian dollar against the U.S. currency.

OPEC ignored the protestations from the U.S. government, announcing a 4 per cent cut to production on April 1. The cuts come after a quarter of rising production. In March, OPEC produced a total of 28.9 million b/d compared to
27.9 million b/d during February. This exceeded the group's official output target of 24.5 million b/d, (excluding Iraq). Iraq produced 2.5 million b/d, the highest output since the war began a year ago.

Corporate activity in the oil and gas sector was strong during the first quarter and into the first few weeks of April. The usual catalyst, the release of year-end reserve reports, was followed by a number of significant purchases in the market. Many of these purchases were made by Canada's largest oil and gas royalty trusts.


NATURAL GAS

The end of winter eased natural gas prices by quarter's end. However, lower forecast production as well as increased consumption from industry are also keeping prices strong, compared to previous years.

Market prices continue to reflect their seasonal pattern. Natural gas prices at the U.S. Henry Hub location averaged US$5.62 in the quarter, lower than $6.29 in the first quarter of 2003. Prices at the AECO terminal in Alberta averaged $6.09 per gigajoule in the quarter, down from $7.71 in the same period of 2003. The second quarter traditionally brings a price lull, as there are no large-scale heating or cooling requirements and storage facilities begin to be refilled.

Future price movements depend primarily on three factors: supplies, overall economic activity and the weather. Economic activity appears to be growing steadily. The U.S. Energy Agency EIA estimates North American gas demand to be increasing from 74 billion cubic feet per day (bcf/d) to 85 bcf/d by 2007.

High commodity prices over the last several years have made several companies flush with cash. Expansion through acquisition is a logical route, a fact that will likely be reflected in valuations in the months to come. Smaller gas producers should also benefit from active merger and acquisition activity.


ABOUT THE PORTFOLIO MANAGERS

Sentry Select Capital Corp. is the investment adviser to the Fund. Sentry Select currently manages more than $2.7 billion in assets, including a number of mutual funds with a strong focus on the resource sector. Sentry Select has detailed knowledge of key participants in the oil and gas industry. The combination results in a management team with extensive industry experience and a strong analytical capability.


PORTFOLIO PERFORMANCE

The Fund's net assets under management were $36,116,306 at March 31, 2004, an increase from $33,829,601 at December 31, 2003 and from $16,357,120 at March 31, 2003.

The main source for the increase in the quarter is the unrealized gain in portfolio holdings, during a period of commodity price strength. The growth in the size of the Fund over the past year is the result of the issuance of units pursuant to a rights offering in April 2003 and pursuant to a new offering of units in November 2003, as well as portfolio appreciation.

On a per unit basis, the net asset value (NAV) increased to $10.59 at March 31, 2004 from $9.66 at December 31, 2003 and $8.97 at March 31, 2003. The Fund's private holdings are valued at cost unless a subsequent transaction establishes a different value for the shares, or a material change in the value of the company occurs.

Closed-end trusts may trade above, at or below their net asset value per unit. On the Toronto Stock Exchange, the Fund units began the quarter at $8.20, and ended it at $9.55. At this price, units traded at a 9.2 per cent discount to their net asset value.


DISTRIBUTIONS

The Fund began paying distributions to unitholders in June 2003 and paid regular monthly distributions of $0.0175 per unit thereafter. The regular monthly amounts are equivalent to $0.21 per year. A total of $0.0525 was distributed in the first quarter of 2004.

Date of Payment   Amount            Record Date
31-March-2004     $ 0.0175          17-March-2004
27-February-2004  $ 0.0175          13-February- 2004
30-January-2004   $ 0.0175          16-January-2004
Calendar 2003     $ 0.1225
Total             $ 0.1750


INVESTMENT APPROACH AND RISK MANAGEMENT

The Fund invests primarily in start-up and early-stage energy companies with a focus on companies with strong, experienced management teams that have a proven track record of enhancing shareholder value. The Fund also targets undervalued issuers.

A significant portion of the Fund (up to 60 per cent) may be invested in private issuers. At least 15 per cent of the Fund is in large capitalization investments. The Fund invests this portion of the portfolio in oil and gas royalty trusts.

A significant portion of the Fund is in smaller companies with little or no operating history. Individual oil and gas companies also face unforeseeable production declines. The manager attempts to mitigate these risks by maintaining a diversified portfolio.

Some of these smaller companies have low trading volumes. The private companies present an additional liquidity risk. The Fund selects private companies whose business plans anticipate a public offering, thereby reducing this liquidity risk. Commodity prices also affect the value of these companies. Commodity transactions (particularly oil) are largely priced in U.S. dollars, creating a currency risk. A change in value of the commodity prices, or the U.S. dollar, affects the Fund's value.


MANDATORY MARKET PURCHASE PROGRAM

The Fund has in place a mandatory market purchase program. Under this program, if the market price at which unitholders are offering their units for sale is less than 90 per cent of the latest determined net asset value, the Fund is obligated to purchase units at the prevailing market price. For the period April 1, 2003 to March 31, 2004, this program was subject to a maximum of 1.00 per cent of the number of units outstanding at the beginning of such calendar quarter. In 2003, a total of 54,764 Fund units were purchased at an average price of $8.1039. In the first quarter of 2004, a total of 4,600 units were purchased at an average price of $8.9744. Units are repurchased for cancellation at market prices rather than at the net asset value, increasing the NAV for the remaining units.


NORMAL COURSE ISSUER BID

The Fund has in place a normal course issuer bid program through the facilities of the Toronto Stock Exchange (the "TSX"). Under the program in effect from November 28, 2003, the Fund could purchase up to 296,900 units at the prevailing market price, in accordance with the by-laws and rules of the TSX. A similar program was in place from November 20, 2002 to November 19, 2003. Pursuant to this program, a total of 61,700 units were purchased in 2003. No units have been purchased in 2004 under the program.


RIGHT OF REDEMPTION PROGRAM

The Fund has in place a redemption program (the "Right of Redemption Program"). Under this program, the Fund will redeem units, at a price of 95% of the net asset value per trust unit as at the last business day of March each year (the "Redemption Valuation Date"), up to a maximum of 2.5% of the outstanding Trust units as at March 1 of such year. This program is restricted to those units surrendered for redemption between March 1 and 5:00 p.m. (Eastern Time) on the fifth business day prior to March 31 (the "Notice Period"). As at March 31, 2003, 47,090 units were redeemed at $8.45, for a total redemption amount of $397,910.50. In 2004, a total of 87,480 units were redeemed at $10.05 for a total redemption amount of $879,174.


LIQUIDITY AND CAPITAL RESOURCES

Strategic Energy Fund is a closed-end investment trust. It funds additional investments through equity issues, supplemented by bank loans. The Fund does not consider substantial levels of debt financing appropriate. The Fund has negotiated a revolving credit facility for investment and operating purposes, with a current limit of $4 million. The Fund may pledge up to 100 per cent of its assets (excluding private company securities) to secure a lower interest rate on borrowings, though the limit on the level of borrowings remains.

The Fund derives substantially all its income from investment sources. Accounts receivable are settled on a monthly or quarterly basis and accounts payable are settled on a monthly basis. Working capital liquidity is maintained through drawings or repayments on the revolving credit facility.


MANAGEMENT FEES

Management fees were $104,287 in the first quarter of 2004, compared to $50,324 for the same period in 2003. As these fees are related to the Fund's assets under management, the increase reflects the higher level of assets through 2003.


DEBT

The Trust has negotiated a revolving credit facility for investment and operating purposes, with a current limit of $4 million. A total of $2 million was outstanding on this facility at March 31, 2004.


FUND ADMINISTRATION, ACCOUNTING AND AUDIT FEES

These fees were $199,059 in the first three months of 2004, compared to $84,800 in the first quarter of 2003. This increase reflects the greater costs of operating and administering a larger fund.


INCENTIVE FEES

The incentive fee payable by the Trust increased by $42,622 in the first quarter of 2004. A total of $821,958 is payable at March 31, 2004. The incentive fee is earned when net capital gains earned by the Fund in respect of each realized investment exceeds what the Fund would have earned on such investment if the simple rate of return thereon had been equal to the simple rate of return of the S&P/TSX Oil and Gas Producers Index during the period from the date of acquisition of such investment up to and including the date of realization. This incentive fee payable may be reduced in the future when the rate of return on a realized investment is less than the simple rate of return on that Index during the period when the investment is held.


FORWARD-LOOKING STATEMENTS

This disclosure includes statements about expected future events and/or financial results that are forward-looking in nature and subject to substantial risks and uncertainties. For those statements, Strategic Energy Fund cautions that actual performance will be affected by a number of factors, many of which are beyond its control. These include general economic conditions in Canada and the United States; industry conditions including changes in laws and regulations; changes in income tax regulations; increased competition; and fluctuations in commodity prices, foreign exchange and interest rates. In addition, there are numerous risks and uncertainties associated with oil and natural gas operations and the evaluation of oil and natural gas reserves. As a result, future events and results may vary substantially from what Strategic Energy Fund currently foresees.

STRATEGIC ENERGY FUND

STATEMENTS OF
NET ASSETS
(unaudited)

As at March 31, 2004 and December 31, 2003                           2004                        2003
--------------------------------------------------------------------------------------------------------
ASSETS
  Investments, at estimated fair/market value                 $   38,526,101             $   31,657,644
  Cash and short-term investments                                  2,725,341                  3,400,195
  Interest receivable and other assets                                90,157                     78,486
--------------------------------------------------------------------------------------------------------
                                                              $   41,341,599             $   35,136,325
--------------------------------------------------------------------------------------------------------
LIABILITIES

  Management and servicing fees payable                               71,911                     66,039
  Payable for securities purchased                                 1,252,250                          -
  Accrued incentive fee payable                                      821,958                    779,336
  Redemptions payable                                                879,174                          -
  Accounts payable and other accrued liabilities                     200,000                    461,349
  Bank loan                                                        2,000,000                          -
--------------------------------------------------------------------------------------------------------
                                                                   5,225,293                  1,306,724
--------------------------------------------------------------------------------------------------------
NET ASSETS                                                    $   36,116,306              $  33,829,601
--------------------------------------------------------------------------------------------------------
NUMBER OF UNITS OUTSTANDING                                        3,411,696                  3,503,776
--------------------------------------------------------------------------------------------------------
NET ASSET VALUE PER UNIT                                      $        10.59              $       9.66
--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STRATEGIC ENERGY FUND

STATEMENTS OF
OPERATIONS
(unaudited)
                                                                        For the three months        For the three months
                                                                              ended March 31,            ended March 31,
                                                                                        2004                       2003
--------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
  Distributions                                                                   $   206,293         $          68,060
  Interest                                                                              6,813                     9,910
--------------------------------------------------------------------------------------------------------------------------
                                                                                      213,106                    77,970
--------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Management fees                                                                     104,287                    50,324
  Fund administration, accounting and audit fees                                      199,059                    84,800
  Servicing fee                                                                        36,116                    16,157
  Transfer and custody fees                                                            36,032                    14,561
  Loan interest and commitment fees                                                     2,476                         -
--------------------------------------------------------------------------------------------------------------------------
                                                                                      377,970                   165,842
--------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT LOSS                                                                  (164,864)                  (87,872)
--------------------------------------------------------------------------------------------------------------------------
Net realized gain on sale of investments                                            1,286,605                   394,497
Change in unrealized appreciation/(depreciation) of investments                     2,356,318                  (895,287)
Change in incentive fee payable                                                       (42,622)                   63,412
--------------------------------------------------------------------------------------------------------------------------
                                                                                    3,600,301                  (437,378)
--------------------------------------------------------------------------------------------------------------------------
INCREASE/(DECREASE) IN NET ASSETS FROM OPERATIONS                                   3,435,437                 (525,250)
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.




STRATEGIC ENERGY FUND

STATEMENTS OF
NET REALIZED GAIN ON SALE OF INVESTMENTS
(unaudited)

                                                                         For the three months       For the three months
                                                                              ended March 31,            ended March 31,
                                                                                        2004                       2003
------------------------------------------------------------------------------------------------------------------------
PROCEEDS FROM SALE OF INVESTMENTS                                         $        4,588,987           $      2,166,171
------------------------------------------------------------------------------------------------------------------------
Cost of investments, beginning of period                                          24,866,912                 15,263,288
Return of capital                                                                    (44,483)                   (23,979)
Cost of investments, purchased during the period                                   7,859,003                  1,679,820
------------------------------------------------------------------------------------------------------------------------
                                                                                  32,681,432                 16,919,128
------------------------------------------------------------------------------------------------------------------------
COST OF INVESTMENTS, end of period                                                29,379,050                 15,147,454
------------------------------------------------------------------------------------------------------------------------
COST OF INVESTMENTS SOLD, during the period                                        3,302,382                  1,771,674
------------------------------------------------------------------------------------------------------------------------
NET REALIZED GAIN ON SALE OF INVESTMENTS                                  $        1,286,605           $        394,497
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STRATEGIC ENERGY FUND

STATEMENTS OF
CHANGES IN NET ASSETS
(unaudited)


                                                                         For the three months       For the three months
                                                                              ended March 31,            ended March 31,
                                                                                        2004                       2003
-------------------------------------------------------------------------------------------------------------------------
NET ASSETS, beginning of period                                            $       33,829,601           $    17,852,847
-------------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS FROM OPERATIONS
  Net investment loss                                                                (164,864)                  (87,872)
  Net realized gain on sale of investments                                          1,286,605                   394,497
  Return of capital                                                                   (44,483)                  (23,979)
Change in unrealized appreciation/(depreciation)
  of investments and incentive fee                                                  2,313,696                  (831,875)
-------------------------------------------------------------------------------------------------------------------------
                                                                                    3,390,954                  (549,229)
-------------------------------------------------------------------------------------------------------------------------
UNITHOLDER TRANSACTIONS
  Distributions to unitholders                                                       (183,793)                        -
  Redemption of units                                                                (879,174)                 (397,911)
  Repurchase of units                                                                 (41,282)                 (548,587)
-------------------------------------------------------------------------------------------------------------------------
                                                                                   (1,104,249)                 (946,498)
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE/(DECREASE) IN NET ASSETS                                               2,286,705                (1,495,727)
-------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, end of period                                             $       36,116,306           $    16,357,120
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STRATEGIC ENERGY FUND

STATEMENTS OF
FINANCIAL HIGHLIGHTS
(unaudited)

                                                                         For the three months       For the three months
                                                                              ended March 31,            ended March 31,
DATA PER UNIT                                                                           2004                       2003
--------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, beginning of period                                           $       9.66                $       9.21
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS
  Net investment loss                                                                  (0.05)                     (0.05)
  Realized gain on sale of investments                                                  0.37                       0.21
  Return of capital                                                                    (0.01)                     (0.01)
Change in unrealized appreciation/(depreciation)
  in value of investments and incentive fee                                             0.66                      (0.43)
-------------------------------------------------------------------------------------------------------------------------
                                                                                        0.97                      (0.28)
-------------------------------------------------------------------------------------------------------------------------
UNITHOLDER TRANSACTIONS
  Distributions to unitholders                                                         (0.05)                          -
  Gain on repurchase and redemption of units                                            0.01                       0.04
-------------------------------------------------------------------------------------------------------------------------
                                                                                       (0.04)                      0.04
-------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, end of period                                                 $       10.59               $       8.97
-------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
  Average net assets, for the period ($ millions)                              $       35.53               $      17.05
  Total net assets, end of period ($ millions)                                 $       36.12               $      33.83
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


STRATEGIC ENERGY FUND

STATEMENT OF
INVESTMENT PORTFOLIO
(unaudited)

As at March 31, 2004
-------------------------------------------------------------------------------------------------------------------------
INVESTMENTS                                                                                                         % OF
                                                             SHARES/UNITS                            ESTIMATED      NET
                                                                     HELD              COST          FAIR VALUE    ASSETS
-------------------------------------------------------------------------------------------------------------------------
PRIVATE ISSUERS
Blizzard Energy Inc.                                            1,250,000       $ 1,000,000        $ 1,000,000     2.77%
Ferus Gas Industries Trust                                        100,000           250,000            250,000     0.69%
Lightning Energy Ltd.                                             327,000         1,308,000          1,308,000     3.62%
Newpact Energy Corp.                                              385,000           500,500            500,500     1.39%
Opti Canada Inc., Cl. C Voting                                    109,000         1,750,500          2,043,750     5.66%
Spry Energy Ltd.                                                  250,000           500,000            500,000     1.38%
Stylus Exploration Inc.                                         1,753,000           438,250            438,250     1.21%
Timing Energy Ltd.                                                500,000           500,000            500,000     1.38%
-------------------------------------------------------------------------------------------------------------------------
                                                                                  6,247,250          6,540,500    18.10%
-------------------------------------------------------------------------------------------------------------------------


                                                                                                  MARKET VALUE
-------------------------------------------------------------------------------------------------------------------------
JUNIOR ENERGY ISSUERS
Argo Energy Ltd., Restricted (Exp. 04/05/04)                      500,000         1,000,000          1,200,000     3.32%
Bear Creek Energy Ltd.                                            451,500         1,343,750          2,302,650     6.38%
Blackrock Ventures Inc.                                           160,000           752,000            862,400     2.39%
Blue Mountain Energy Ltd., Restricted (Exp. 04/20/04)             203,725         1,237,644          1,303,840     3.61%
Blue Mountain Energy, Warrants (Exp. 12/19/05)                     70,000                 -             28,000     0.08%
C1 Energy Ltd.                                                    409,333           795,173            769,546     2.13%
Connacher Oil & Gas Ltd., Restricted (Exp. 04/09/04)              952,500         1,000,125            742,950     2.06%
Crispin Energy Inc., Restricted (Exp. 04/09/04)                   750,000           825,000            765,000     2.12%
Duvernay Oil Corp.                                                183,363         1,777,191          1,998,657     5.53%


                                                                                                     ESTIMATED
                                                             SHARES/UNITS           AVERAGE         FAIR VALUE          % OF
INVESTMENTS                                                          HELD              COST           (NOTE 2)    NET ASSETS
JUNIOR ENERGY ISSUERS, CONTINUED
Endev Energy Inc.                                                 452,100           813,780            931,326         2.58%
Fairborne Energy Ltd.                                             650,000         1,300,000          5,850,000        16.20%
Grand Banks Energy Ltd.                                           526,320           500,004            447,372         1.24%
Grand Banks Energy, Warrants (Exp. 08/19/05)                      263,160                 -                  -         0.00%
Kensington Energy Ltd., Cl. A                                     521,842           756,671            652,303         1.81%
Luke Energy Ltd.                                                  345,000           500,250            741,750         2.05%
NuVista Energy Ltd.                                               100,000           693,000            810,000         2.24%
Ranchgate Energy Inc.                                             368,421           350,000            368,420         1.02%
Resolute Energy Inc.                                              340,000           771,800          1,241,000         3.44%
StarPoint Energy Ltd.                                             105,000           283,415            462,000         1.28%
Tempest Energy Corp., Cl. A                                       362,500         1,450,000          1,903,125         5.27%
Tiverton Petroleums Ltd.                                          575,500           213,024            247,465         0.69%
Vaquero Energy Ltd.                                               110,000           291,500            319,000         0.88%
Winstar Resources Ltd., Restricted (Exp. 04/05/04)                476,000           499,800            566,440         1.57%
Yangarra Resources Inc., Restricted (Exp. 08/09/04)               345,000           500,250            500,250         1.39%
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 17,654,377         25,013,494        69.28%
-----------------------------------------------------------------------------------------------------------------------------

INCOME TRUSTS
ARC Energy Trust                                                   47,500           552,481            742,900         2.06%
Baytex Energy Trust                                                68,283           711,551            768,184         2.13%
Bonavista Energy Trust                                             30,000           485,250            667,200         1.85%
Crescent Point Energy Trust                                        67,197           783,191          1,058,353         2.93%
Focus Energy Trust                                                 30,000           299,694            444,900         1.23%
Inter Pipeline Fund, Cl. A                                        130,000           968,871          1,081,600         2.99%
Paramount Energy Trust                                             50,000           489,068            589,000         1.63%
Ultima Energy Trust                                                68,500           448,640            521,970         1.45%
Vermilion Energy Trust                                             60,000           738,678          1,098,000         3.04%
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  5,477,424          6,972,107        19.31%
-----------------------------------------------------------------------------------------------------------------------------
Total portfolio of investments                                                  $29,379,051         38,526,101       106.69%
Cash and other assets, net of liabilities                                                           (2,409,794)       (6.69)%
-----------------------------------------------------------------------------------------------------------------------------
TOTAL NET ASSETS                                                                                   $36,116,306       100.00%
-----------------------------------------------------------------------------------------------------------------------------

Note:  Percentage of net assets shown relates to investments at estimated fair/market value to total net assets of the Fund.

The accompanying notes are an integral part of these financial statements.


STRATEGIC ENERGY FUND
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004

NOTE 1 - ORGANIZATION OF THE FUND
Strategic Energy Fund (the "Fund") is a closed-end investment trust established under the laws of the Province of Ontario pursuant to a trust agreement amended and restated as of April 14, 2003 and began operations on May 9, 2002. Strategic Energy Management Corp. (the "Manager"), a corporation incorporated under the laws of the Province of Ontario, is the manager of the Fund. Computershare Trust Company of Canada (the "Trustee") is the trustee of the Fund.

The Fund's Investment objectives are: i) to provide holders of the units (the "Unitholders") with an opportunity for superior rates of return, principally in the form of long-term capital appreciation; and ii) a cost-effective method of reducing investment risk through a diversification strategy focused on investment opportunities within the Canadian energy sector.

The portfolio will consist primarily of interests in early stage energy companies and, to a limited extent, special energy issuers.


NOTE 2 - INTERIM FINANCIAL STATEMENTS
These unaudited interim financial statements have been prepared by management following the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below. The note disclosure for annual financial statements provides additional disclosure to that required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited financial statements included in the Fund's 2003 annual report.


NOTE 3 - UNITS
The authorized capital of the Fund consists of an unlimited number of units. Each Unitholder in the Fund acquires units, which represent an undivided interest in the net assets of the Fund. All units are of the same class with equal rights and privileges and are entitled to one vote at any meeting of the Unitholders and to equal participation in any distributions made by the Fund.

The Fund issued to the holders of its outstanding Trust units of record at the close of business on March 13, 2003, rights to subscribe for Trust units. Each unitholder received one right for each Trust unit held. Four rights entitled the holder to subscribe for one Trust unit at a price of $7.00 per Trust Unit by 4:00 p.m. on April 7, 2003. A total of 354,860 units (1,419,440 rights) were subscribed for.

On November 6, 2003, the Fund issued 1,250,000 units at $8 per unit for total gross proceeds of $10,000,000 pursuant to an offering. Pursuant to an over-allotment option, an additional 124,000 units were issued for total gross proceeds of $992,000 in early December.

The Fund has in place a redemption program (the "Right of Redemption Program"). Under this program, the Fund will redeem units, at a price of 95% of the net asset value per trust unit as at the last business day of March each year (the "Redemption Valuation Date"), up to a maximum of 2.5% of the outstanding Trust units as at March 1 of such year. This program is restricted to those units surrendered for redemption between March 1 and 5:00 p.m. (Eastern Time) on the fifth business day prior to March 31 (the "Notice Period"). In 2003, a total of 47,090 units were redeemed at $8.45, for a total redemption amount of $397,910.50. In 2004, a total of 87,480 units were redeemed at $10.05, for a total redemption amount of $879,174.

The Fund has in place a mandatory market purchase program (the "Mandatory Market Purchase Program"). Under this program, the Fund will be obligated, on a best efforts basis, to purchase units at the prevailing market price, if the market price at which Unitholders are then offering their units for sale is less than 90% of the latest determined net asset value per unit. This program is subject to a maximum of 1.25% of the number of units outstanding at the beginning of such calendar quarter, until March 31, 2003. For the period April 1, 2003, to March 31, 2004, this program is subject to a maximum of 1.00% per quarter. Pursuant to this program a total of 54,764 Fund units were purchased at an average price of $8.1039 in 2003. In the first quarter of 2004, a total of 4,600 units were purchased at an average price of $8.9744.


The Fund has in place a normal course issuer bid program (the "Normal Course Issuer Bid"). A program through the facilities of the Toronto Stock Exchange (the "TSX") is in effect from November 28, 2003, under which the Fund is able to purchase up to 296,900 units at the prevailing market price, in accordance with the bylaws and rules of the TSX. A similar program was in place from November 20, 2002 to November 19, 2003. Pursuant to this program a total of 61,700 Trust Units were purchased in 2003. In 2004, no units were repurchased under the Normal Course Issuer Bid program.

Here is a summary of units for the year 2003 and the first quarter of 2004:

                                        2003                     2004
--------------------------------------------------------------------------------
Balance, beginning of period            1,938,470                3,503,776
--------------------------------------------------------------------------------
Mandatory Market Purchase Plan          (54,764)                 (4,600)
Normal Course Issuer Bid program        (61,700)                 0
Redemption                              (47,090)                 (87,480)
March rights offering                   354,860                  0
November offering                       1,250,000                0
December over-allotment                 124,000                  0
--------------------------------------------------------------------------------
Balance, end of period                  3,503,776                3,411
================================================================================

CORPORATE DIRECTORY                                CORPORATE DIRECTORY

                                                   AUDITORS
BOARD OF DIRECTORS                                 Deloitte & Touche LLP
                                                   Toronto, Ontario
John F. Driscoll
John A. Brussa (1)(2)                              BANKERS
Noel A. Cleland (2)                                Royal Bank of Canada
Frank J. Crothers (1)(2)
John Nestor                                        TRANSFER AGENT
Richard J. Zarzecny (1)                            Computershare Trust Company

                                                   STOCK EXCHANGE LISTING
OFFICERS                                           Toronto Stock Exchange
                                                   Symbol: SEF.UN
John F. Driscoll
Chairman and Chief Executive Officer

Gordon M. Thompson
President and Chief Operating Officer

David Schwartz
Senior Vice-President

John Vooglaid
Vice-President
Treasurer and Secretary

Gary Aitken
Land and Financial Consultant

INVESTMENT ADVISER
Sentry Select Capital Corp.
Glenn MacNeill
Vice-President, Investments

LEGAL COUNSEL
Goodman and Carr
Toronto, Ontario

___________________________

(1) Member of the Audit Committee

(2) Member of the Governance Committee

STRATEGIC ENERGY FUND

INVESTOR SERVICES
(416) 861-8729
1-888-246-6656
Fax: (416) 364-1197

HEAD OFFICE
The Exchange Tower
130 King Street West
Suite 2850
Toronto, Ontario
M5X 1A4

Email: info@sentryselect.com
Web site: www.sentryselect.com
          --------------------

TSX: SEF.UN